

Saskatchewan Wheat Pool


05009048

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-44.. FAX: (306) 569-4708

Exemption #: 82-5037

June 15, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated June 14, 2005, regarding the Pool's 3rd quarter results. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of the Pool's interim Quarterly Report, including the interim 3rd quarter financial statements, which were mailed to the shareholders and filed with the provincial securities commissions.

3. Copies of Form 52-109F2, Certification of interim filings for the Chief Executive Officer and the Chief Financial Officer. These were filed with the Toronto Stock Exchange and the provincial securities commission.

4. A copy of the Confirmation of Mailing, that was also filed with the provincial securities commission and Toronto Stock Exchange.

Yours very truly,

Debbie Vargo

For '. Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment


POOL

Saskatchewan Wheat Pool Inc.

For Immediate Release
June 14, 2005
Regina, Saskatchewan
Listed: TSX
Symbol: SWP

Pool's Momentum Continues Through the Third Quarter

Saskatchewan Wheat Pool Inc. posted stronger sales, earnings and cash flow from continuing operations in its third quarter of fiscal 2005 versus the previous year's quarter, building on the momentum that continues as a result of its recent recapitalization and rights offering.

Quarterly Highlights:

- All segments posted improved sales results during the quarter with higher shipments in Grain Handling and Marketing and strong sales in Agri-products and Agri-food Processing. Consolidated sales and operating revenue increased 12.9% to $288.0 million in the third quarter of 2005 compared to $255.2 million generated in the third quarter of 2004.

- EBITDA of $11.5 million for the quarter exceeded last year's result by 11.7% after excluding a $1.6 million one-time capital refund recorded in last year's quarterly results.

- Cash flow from continuing operations for the quarter was $4.8 million, up from the $1.8 million generated in the third quarter last year.

- The Pool's net loss for the third quarter was $0.9 million, which compares to a loss in the third quarter of fiscal 2004 of $9.1 million.

Chief Executive Officer, Mayo Schmidt says, "The third quarter was a pivotal period for the Pool. Corporately, we completed our recapitalization and subsequent to quarter-end completed the rights offering, which has allowed us to strengthen our balance sheet and benefit from greater financial flexibility as we move forward. Operationally, we are executing to plan as illustrated by the results this quarter. We look forward to the potential for a good crop this fall and to the operational and growth opportunities that may now be available to us because of the Pool's renewed financial health."

Corporate Highlights:

- On February 7, 2005, the Pool launched a recapitalization initiative, which included: (i) the continuance of the Pool as a corporation governed by the *Canada Business Corporations Act*; (ii) the changing of Saskatchewan Wheat Pool Inc.'s previously existing Class A Shares and Class B Shares into common shares; and (iii) the exchange of $172 million of Convertible Subordinated Notes into common shares. Delegates, shareholders and noteholders approved the plan and on March 31, 2005 the recapitalization was completed and the Pool officially became a federal corporation registered as Saskatchewan Wheat Pool Inc.

- On March 3, 2005, the Pool secured grain volume insurance for the 2006 fiscal year, which provides partial payments if production falls by 20% and a full payout if production drops by approximately 45%. The plan allows for up to $30 million in coverage.

- On March 14, 2005, the Pool announced that it had refinanced its operating line securing a three-year $250 million revolving asset-based loan facilitated through a syndicate of financial institutions led by GE Canada Finance Holding Company. Interest on the loan is a floating rate of prime plus 1.5%. The Pool also secured $100 million of Senior Secured Notes, which replaced $79 million in term bank debt. Interest on the Notes was set at the 1-month LIBOR rate plus 6.5%. The Notes were repayable without penalty at the option of the Pool.

- On April 6, 2005, the Pool and James Richardson International Limited (JRI) announced their agreement to jointly operate their Vancouver port terminals. The joint venture will improve operating efficiencies, increase productivity and throughput potential through the specialization of each facility and will result in better railcar utilization. The venture is awaiting regulatory approval.

- On April 14, 2005, the Pool filed the final prospectus for a $150.1 million rights offering of common shares. Under the offering, common shareholders were granted one right for each common share held. Each right entitled the holder to purchase one and one-third common shares at a price of $3.21 per share. In total, shareholders were granted 35.1 million rights to purchase 46.8 million common shares.

- On May 27, 2005, the transaction, which was substantially oversubscribed, closed and the Pool issued 46,762,078 new shares, bringing its total common shares issued and outstanding to 81,834,137.

- On the same date, which was subsequent to quarter-end, the Pool received net proceeds of approximately $142.3 million from the offering and on June 7, 2005, used $100 million to repay in full its Senior Secured Notes. The remaining proceeds are being used for general corporate purposes, primarily working capital for the purchase of grains, oilseeds, and agri-products inventory. The recapitalization and equity offering have substantially improved the Pool's balance sheet and have provided the Pool with greater financial flexibility to pursue operational and growth strategies in the future.

- The Pool's debt-to-equity ratio at April 30, 2005 was 61:39 compared to 74:26 at April 30, 2004. Assuming the recapitalization and rights offering was complete on April 30, 2005, the Pool's debt-to-equity ratio would have been 38:62.

Summary of Consolidated Results

Sales and other operating revenues for the third quarter of fiscal 2005 were $288.0 million, up 12.9% from the $255.2 million generated in the same quarter of fiscal 2004. Sales improved in all three business segments driven by stronger grain shipments, a 16.4% increase in sales from the Pool's Agri-products segment, and a 6.6% increase in Agri-food Processing sales.

For the first nine months of fiscal 2005, the Pool generated sales of $839.0 million compared to $864.8 million for the same period a year earlier. Despite a 10.1% increase in grain shipments, sales and operating revenues were behind fiscal 2004 reflecting the impact of poor non-Board commodity prices, which were, on average, $36 per tonne lower than the previous year's period.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, was $11.5 million, up 11.7% over the previous year's quarter after excluding a one-time capital refund that was included in the $11.9 million earned in the third quarter of fiscal 2004.

Readers should refer to the Pool's Third Quarter Report, available at www.swp.com or at www.sedar.com for a full description of the company's financial results, including one-time items for the periods ending April 30, 2005 and April 30, 2004.

For the nine-month period, EBITDA was $23.4 million compared to $46.4 million last year. The primary variance between the two periods relates to lower grain margins because of poor crop quality and the late harvest, which resulted in having to pay high purchase premiums and shipping costs during the first six months.

Interest expense was $9.0 million for the quarter, including $3.0 million of non-cash interest primarily consisting of accretion associated with the Senior Subordinated Notes together with the debt component of the Convertible Subordinated Notes to March 31, 2005. For last year's third quarter, interest expense was $10.5 million, including $2.7 million of non-cash accretion. Interest expense in the first nine months of 2005 totaled $27.1 million with $8.9 million of non-cash interest primarily consisting of accretion, which compares to $29.9 million in the first nine months of last year including $7.7 million of non-cash accretion. The accretion associated with the debt component of the Convertible Subordinated Notes ceased as of March 31, 2005 when the Pool's recapitalization became effective.

Earnings before interest and taxes, or EBIT, for the quarter was $5.1 million compared to $4.0 million generated in the third quarter last year after excluding the one-time item recorded in 2004. On a year-to-date basis EBIT (excluding one-time items recorded in both periods) was $2.1 million compared to $19.3 million last year.

For the quarter, the loss from continuing operations was $2.1 million compared to a loss of $4.8 million last year. For the nine months, the loss from continuing operations was $18.6 million compared to a loss of $2.4 million in the first nine months of 2004.

The net loss for the third quarter was $0.9 million compared to a net loss of $9.1 million in the third quarter last year. On a year-to-date basis, the net loss was $17.4 million compared to $23.7 million in the first nine months of 2004.

In addition to the accretion associated with the Convertible Subordinated Notes, the net loss per share for the quarter and for the nine months of fiscal 2005 reflects a $33.8 million non-cash charge to retained earnings. Noteholders received a premium on their conversion rate as an inducement to convert their Notes prior to maturity. They received approximately 3.5 million more shares than they would have, had they voluntarily converted their Notes. These incremental shares were valued at $33.8 million. The following table illustrates the earnings per share before and after this adjustment:

	Fiscal 2005	Fiscal 2004
Q3 EPS, prior to accretion and inducement premium[1]	($0.05 per share)	($0.82 per share)
Q3 EPS, prior to inducement premium	($0.22 per share)	($1.26 per share)
Q3 EPS	($1.92 per share)	($1.26 per share)
YTD EPS, prior to accretion and inducement premium[1]	($1.19 per share)	($2.39 per share)
YTD EPS, prior to inducement premium	($2.13 per share)	($3.90 per share)
YTD EPS	($4.45 per share)	($3.90 per share)

[1] Up to March 31, 2005, the Pool accreted a portion of the principal value of the Convertible Subordinated Notes against retained earnings each quarter. The Notes were exchanged on March 31, 2005.

Cash flow from continuing operations was $4.8 million for the three months ending April 30, 2005, bringing the year-to-date total to $5.5 million. During the first nine months of the previous fiscal year, the Pool's cash flow from continuing operations was $21.5 million. The variance primarily reflects lower grain handling margins due to the poor quality crop.

The Pool's debt-to-equity ratio at April 30, 2005 was 61:39 compared to 74:26 at April 30, 2004. Assuming the recapitalization and rights offering was complete as at April 30, 2005, the Pool's debt-to-equity ratio would have been 38:62.

Segment Results

The Pool's Grain Handling and Marketing segment shipped 1.6 million tonnes of grain and oilseeds in the third quarter of fiscal 2005, up 11.5% from the 1.4 million shipped in last year's third quarter. On a year-to-date basis, shipments totaled 4.9 million tonnes, an increase of 10.1% from the previous year. This compares favourably to the industry, which, in the first three quarters of 2005, saw shipments of the six major grains rise 4% year-over-year.

Producer deliveries into the Pool's primary elevators were 1.5 million tonnes during the quarter, which is up 12.2% from the third quarter last year. On a year-to-date basis, producer deliveries totaled 5.0 million tonnes versus 4.5 million tonnes for the same period a year ago. Deliveries to the Pool were up in all three provinces led by the Company's AgPro facilities in Alberta and Manitoba. This improvement reflects higher production volumes available this year and an increase in the Company's western Canadian market share from 21% last year to 23% at April 30, 2005.

Total port terminal volumes through the Pool's wholly owned export facilities were 1.0 million tonnes in the third quarter, up 135,000 tonnes or 16.4% from the third quarter of 2004. For the nine months, the Pool's wholly owned ports received 3.0 million tonnes of grains and oilseeds, 6% ahead of last year. Vancouver volumes were up 5% and Thunder Bay volumes were up 7%.

From an industry perspective, exports through licensed grain-handling facilities in the first three quarters of 2005 were down 6% year-over-year. Canadian Wheat Board exports are behind by 3% overall while non-Board exports are down 13%.

Nine Months Ended April 30
Volumes
(in thousands of metric tonnes)

	2005	2004	Increase
Primary elevator receipts	4,966	4,497	10%
Primary elevator shipments			
CWB grains	3,176	2,778	14%
Non-Board grains & oilseeds	1,763	1,709	3%
Total primary elevator shipments	4,939	4,487	10%
Terminal operations			
Vancouver	1,972	1,876	5%
Thunder Bay	1,003	939	7%
Share of affiliates	516	378	37%
Total terminal operations	3,491	3,193	9%

The Pool's pipeline margin per tonne for the quarter was $20.68, a strong improvement from the $16.76 per tonne generated in the second quarter of fiscal 2005, but behind the $22.15 earned in the third quarter of last year. The Pool has experienced steady margin improvements since the beginning of the fiscal year when wet weather delayed harvest and limited the availability of quality grains and oilseeds.

Despite this progress, margins for the year are expected to be 10% to 15% behind the $20 to $22 average margin per tonne that is typical in a normal year. Poor crop quality, low commodity prices and an abundance of feed grain in the system are the primary factors. Average pipeline margins per tonne over the first nine months of fiscal 2005 were $17.45, in line with management's expectations. Last year, for the first nine months, the Pool generated average pipeline margins of $22.24 per tonne. The higher margins attained in fiscal 2004 reflect the early harvest and much higher quality export crops that allowed the Pool to maximize its margin potential through the entire grain pipeline.

EBITDA from the Grain Handling and Marketing segment for the quarter was $10.4 million, slightly below the $10.9 million of EBITDA generated in the third quarter of fiscal 2004. The earnings this quarter and for the remainder of the year, will continue to reflect lower margins due to poor crop quality and the late harvest. On a year-to-date basis EBITDA was $20.0 million compared to $43.4 million last year. EBIT for the quarter was $7.4 million compared to $8.2 million last year and $11.4 million for the nine months compared to $36.0 million for the same period a year ago.

Agri-products

The Pool's Agri-products segment continued its quarter-over-quarter sales improvement with consolidated sales of $66.5 million, a 16.4% increase over the third quarter of 2004. Strong demand for fertilizer and seed drove retail sales. All major fertilizer product lines experienced positive sales volume growth relative to last year's quarter due to higher spring applications resulting from poor weather conditions in the fall and strong sales volumes in the month of April. Canola sales drove the seed volume improvements quarter-over-quarter.

On a year-to-date basis, the Agri-products segment generated $193.9 million in sales, up from the $182.2 million in the first nine months of 2004. The increase reflected higher fertilizer sales in the second quarter after a wet first quarter and good demand for farm supplies leading into the spring seeding period.

Segment EBITDA for the quarter was $2.9 million, more than double the $1.3 million generated in the third quarter of 2004. Year-to-date EBITDA was $4.9 million compared to $2.4 million generated in the first nine months of 2004. EBIT for the quarter was $0.7 million up from a loss of $1.1 million in the third quarter last year. On a year-to-date basis, EBIT was a loss of $2.5 million versus a loss of $4.8 million last year. The majority of the earnings in this segment are recorded in the fourth quarter given the significance of the spring selling season.

Agri-food Processing

The Agri-food Processing segment generated sales for the quarter of $28.7 million compared to $26.9 million in sales during the third quarter of 2004. On a year-to-date basis, sales were up 6.5% to $89.7 million versus $84.2 million in the previous year. Strong demand for whole oat flour through Can-Oat drove an increase in their finished product sales in the first nine months, while Prairie Malt generated higher sales compared to the previous year's period when the Company experienced abnormally low sales because of poor crop quality.

Segment EBITDA for the quarter was $3.9 million compared to $2.6 million of EBITDA earned in the third quarter of 2004. On a year-to-date basis, EBITDA was $12.8 million compared to $11.7 million for the first nine months of 2004. Both Prairie Malt and Can-Oat generated similar EBITDA improvements year-over-year, reflecting strong end-use customer demand for malt and semi-finished and finished oat products. Segment EBIT for the third quarter was $2.6 million versus the $1.3 million generated in the third quarter of fiscal 2004. For the nine months, EBIT was $9.0 million compared to $7.9 million in 2004.

Outlook

Seeding throughout Western Canada has been progressing and seeded crops are emerging well. Moisture conditions throughout the Prairies are generally good. Manitoba has had excess moisture in a number of growing regions and, as a result, seeding in that province lags the progress in Saskatchewan and Alberta. The spring agri-products sales season has been brisk and management is looking forward to a solid performance from this segment for the fourth quarter.

For the grain business, management's expectations for pipeline margins remain at 10% to 15% below average margins of $20 to $22 per tonne in a normal year. From a volume perspective, recent updates by the Canadian Wheat Board suggest a 15.2 million to 15.4 million tonne CWB export program for 2005, which is down approximately 6% from their original estimate of 16.3 million tonnes for the year. Agriculture and Agri-Food Canada projects total non-Board exports of 6.3 million tonnes for the year. Assuming these projections hold, total Canadian Grain Commission exports will range from 21.5 to 21.7 million tonnes, which compares to 22.9 million tonnes exported in fiscal 2004.

It is expected that farmers will carry-over approximately 7.0 million tonnes of grains and oilseeds into fiscal 2006, which compares to an average carry-over of 5.0 million tonnes and actual carry-over at the end of fiscal 2004 of 4.1 million tonnes. The higher carry-over will delay the timing of deliveries into the grain handling system, which should create higher volume potential for 2006 assuming normal production and quality levels from the 2006 harvest.

In the agri-food processing business, demand for whole grain oats is on the rise as consumers shift from the "low-carb" diet fad and become educated on the benefit of whole grains as part of a healthy diet. Cereal manufacturers are adjusting their products to incorporate whole grains as a primary component. This trend is expected to support good demand for Can-Oat Milling products given that oats is a natural whole grain product and an excellent source of essential vitamins, minerals, fiber and naturally occurring antioxidants.

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED BALANCE SHEETS

(in thousands) AS AT		April 30 2005		April 30 2004		July 31 2004
		(unaudited)		(unaudited)		(audited)
ASSETS						
Current Assets						
Cash	$	15,344	$	589	$	17,169
Cash in trust		1,910		2,713		1,176
Assets held for sale		-		19,402		-
Short-term investments		29,184		19,556		25,999
Accounts receivable		119,151		131,194		164,234
Inventories		265,661		284,060		104,867
Prepaid expenses and deposits		10,787		12,701		9,810
Future income taxes		4,492		1,076		1,198
		446,529		471,293		324,473
Investments		5,162		4,947		5,051
Property, Plant and Equipment		254,515		262,178		266,842
Other Long-Term Assets		18,688		3,976		8,219
Future Income Taxes		95,565		80,324		95,565
	$	820,459	$	822,718	$	700,150
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current Liabilities						
Bank indebtedness	$	19,470	$	21,367	$	29,805
Short-term borrowings		16,412		89,898		1,501
Members' demand loans		20,828		16,432		18,691
Members' Class A shares		-		1,784		1,783
Accounts payable and accrued liabilities		270,133		236,669		150,745
Long-term debt due within one year		5,552		6,172		7,893
		332,393		374,322		210,418
Long-Term Debt		248,769		262,776		251,930
Other Long-Term Liabilities		34,557		39,966		40,980
Future Income Taxes		4,892		6,530		5,944
		620,611		683,594		509,272
Shareholders' Equity						
Share capital		283,861		80,011		81,287
Contributed surplus		228		168		177
Convertible Subordinated Notes - equity component		-		125,000		128,635
Retained earnings (deficit)		(84,241)		(66,055)		(19,221)
		199,848		139,124		190,878
	$	820,459	$	822,718	$	700,150

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

(in thousands) FOR THE PERIODS ENDED (unaudited)	Three Months April 30 2005	Three Months April 30 2004	Nine Months April 30 2005	Nine Months April 30 2004
Sales and Other Operating Revenues	$ 288,016	$ 255,176	$ 839,005	$ 864,809
Cost of Sales and Expenses				
Cost of sales and operating expenses	263,006	230,386	777,546	781,678
Selling and administrative expenses	13,463	12,893	38,026	36,755
Amortization	6,485	6,352	19,762	18,355
	282,954	249,631	835,334	836,788
Earnings Before Interest and Taxes	5,062	5,545	3,671	28,021
Interest expense	9,044	10,475	27,105	29,892
Loss Before Corporate Taxes	(3,982)	(4,930)	(23,434)	(1,871)
Recovery (expense) of corporate taxes	1,866	134	4,795	(554)
Loss From Continuing Operations	(2,116)	(4,796)	(18,639)	(2,425)
Net Recovery (Loss) From Discontinued Operations	1,200	(4,345)	1,200	(21,311)
Net Loss	(916)	(9,141)	(17,439)	(23,736)
Retained Earnings (Deficit), Beginning of Period	(45,923)	(52,056)	(19,221)	(27,388)
Share recapitalization inducement premium	(33,846)	-	(33,846)	-
Accretion of equity component of Convertible Subordinated Notes	(3,556)	(4,858)	(13,735)	(14,931)
Retained Earnings (Deficit), End of Period	$ (84,241)	$ (66,055)	$ (84,241)	$ (66,055)
Basic and Diluted Loss Per Share				
From Continuing Operations	$ (1.98)	$ (0.87)	$ (4.53)	$ (1.75)
Net Loss	$ (1.92)	$ (1.26)	$ (4.45)	$ (3.90)

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) FOR THE PERIODS ENDED (unaudited)	Three Months April 30 2005	Three Months April 30 2004	Nine Months April 30 2005	Nine Months April 30 2004
Cash From (Used In) Operating Activities				
Net loss from continuing operations	$ (2,116)	$ (4,796)	$ (18,639)	$ (2,425)
Add (deduct) items not involving cash				
Amortization	6,485	6,352	19,762	18,355
Future income taxes recovery	(2,157)	(608)	(4,502)	(477)
Pension	531	527	1,603	1,674
Non-cash interest	3,017	2,670	8,868	7,726
Other items	(929)	(2,354)	(1,600)	(3,314)
Cash flow from continuing operations	4,831	1,791	5,492	21,539
Changes in non-cash working capital items				
Accounts receivable	(10,285)	19,931	43,912	86,401
Inventories	(102,719)	(140,290)	(160,686)	(180,959)
Accounts payable	58,424	59,451	112,960	75,495
Prepaid expenses and deposits	10,945	7,346	(889)	(386)
Changes in non-cash working capital - continuing operations	(43,635)	(53,562)	(4,703)	(17,449)
Cash (used in) from operating activities - continuing operations	(38,804)	(51,771)	789	4,090
Cash from (used) in operating activities - discontinued operations	963	(6,181)	963	(7,484)
Cash (used in) from operating activities	(37,841)	(57,952)	1,752	(3,394)
Cash From (Used in) Financing Activities				
Proceeds of long-term debt	100,000	-	100,000	-
Repayment of long-term debt	(79,623)	(921)	(83,466)	(4,675)
(Repayment) proceeds of short-term borrowings	(2,872)	23,150	14,911	(10,120)
Proceeds (repayment) of other long-term liabilities, net	512	141	-	(3,032)
Proceeds of members' demand loans	541	2,675	2,135	7,267
Repayment of members' Class A shares	(515)	(3)	(524)	(7)
Increase in share capital	19	-	19	-
Continuance and rights offering costs	(5,353)	-	(5,353)	-
Refinancing cost	(8,838)	-	(8,838)	-
Cash used in discontinued operations	-	(108)	-	(602)
Cash from (used in) financing activities	3,871	24,934	18,884	(11,169)
Cash From (Used in) Investing Activities				
Property, plant and equipment expenditures	(2,259)	(2,235)	(8,934)	(5,799)
Proceeds on sale of property, plant and equipment	401	2,174	1,368	3,145
Decrease (increase) in cash in trust	28,785	17,191	(734)	(2,226)
Decrease (increase) in investments	17	-	(156)	-
Increase in other long-term assets	(233)	(328)	(485)	(688)
Cash provided by (used in) discontinued operations	-	95	-	(396)
Cash from (used) in investing activities	26,711	16,897	(8,941)	(5,964)
(Decrease) Increase in Cash and Cash Equivalents	(7,259)	(16,121)	11,695	(20,527)
Cash and Cash Equivalents, Beginning of Period	32,317	14,899	13,363	19,305
Cash and Cash Equivalents, End of Period	$ 25,058	$ (1,222)	$ 25,058	$ (1,222)

Cash and cash equivalents consist of cash, short-term investments and bank indebtedness.

Supplemental disclosure of cash (paid) recovered during the period from continuing operations:				
Interest paid	$ (7,004)	$ (7,805)	$ (19,392)	$ (22,538)
Income taxes recovered, net	$ 1,275	$ 4,008	$ 1,968	$ 338

SASKATCHEWAN WHEAT POOL INC.
SEGMENTED FINANCIAL INFORMATION
FOR THE PERIOD ENDED APRIL 30
(Unaudited and in thousands)

SALES	Three Months Ended April 30 2005	Three Months Ended April 30 2004	Nine Months Ended April 30 2005	Nine Months Ended April 30 2004
Grain Handling and Marketing	$ 195,022	$ 177,060	$ 565,222	$ 615,665
Less: Sales to Discontinued Operations	-	(1,501)	-	(5,707)
Grain Handling and Marketing	195,022	175,559	565,222	609,958
Agri-products	66,541	57,180	193,919	182,206
Agri-food Processing	28,667	26,903	89,723	84,238
Intersegment sales	(2,214)	(4,466)	(9,859)	(11,593)
	$ 288,016	$ 255,176	$ 839,005	$ 864,809

SASKATCHEWAN WHEAT POOL INC.
SEGMENTED FINANCIAL INFORMATION
FOR THE PERIOD ENDING APRIL 30
(Unaudited and in thousands)

Segment Earnings - Three Months

	April 30, 2005			April 30, 2004		
	EBITDA	Amortization	EBIT	EBITDA	Amortization	EBIT
Grain Handling and Marketing	$ 10,446	$ (3,033)	$ 7,413	$ 10,882	$ (2,651)	$ 8,231
Agri-products	2,865	(2,170)	695	1,331	(2,406)	(1,075)
Agri-food Processing	3,892	(1,282)	2,610	2,587	(1,295)	1,292
Segment Results	17,203	(6,485)	10,718	14,800	(6,352)	8,448
Corporate expenses	(5,656)	-	(5,656)	(2,903)	-	(2,903)
Per Financial Statements	$ 11,547	$ (6,485)	$ 5,062	$ 11,897	$ (6,352)	$ 5,545

Segment Earnings - Year to Date

	April 30, 2005			April 30, 2004		
	EBITDA	Amortization	EBIT	EBITDA	Amortization	EBIT
Grain Handling and Marketing	$ 19,957	$ (8,521)	$ 11,436	$ 43,380	$ (7,331)	$ 36,049
Agri-products	4,870	(7,388)	(2,518)	2,356	(7,170)	(4,814)
Agri-food Processing	12,827	(3,853)	8,974	11,741	(3,854)	7,887
Segment Results	37,654	(19,762)	17,892	57,477	(18,355)	39,122
Corporate expenses	(14,221)	-	(14,221)	(11,101)	-	(11,101)
Per Financial Statements	$ 23,433	$ (19,762)	$ 3,671	$ 46,376	$ (18,355)	$ 28,021

Forward-Looking Information

Certain statements in this Press Release are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including weather conditions, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection and utilization levels of farm inputs such as fertilizers and crop protection products; the extent of the company's financial leverage and funding requirements; credit risk; foreign exchange risk; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing businesses and other operations; and environmental risks and unanticipated expenditures relating to environmental and other matters.

Saskatchewan Wheat Pool Inc. is a publicly traded agri-business headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

http://www.swp.com

-30-

Investor Contact:	Colleen Vancha	306-569-4782
Media Contact:	Susan Cline	306-569-6948


POOL

3rd Quarter Report – April 30, 2005
Management's Discussion & Analysis

TO OUR SHAREHOLDERS

Corporate Highlights:

- On February 7, 2005, the Pool launched a recapitalization initiative, which included: (i) the continuance of the Pool as a corporation governed by the *Canada Business Corporations Act*; (ii) the changing of Saskatchewan Wheat Pool's previously existing Class A Shares and Class B Shares into common shares; and (iii) the exchange of $172 million of Convertible Subordinated Notes into common shares. Delegates, shareholders and noteholders approved the plan and on March 31, 2005 the recapitalization was completed and the Pool officially became a federal corporation registered as Saskatchewan Wheat Pool Inc.

- On March 3, 2005, the Pool secured grain volume insurance for the 2006 fiscal year, which provides partial payments if production falls by 20% and a full payout if production drops by approximately 45%. The plan allows for up to $30 million in coverage.

- On March 14, 2005, the Pool announced that it had refinanced its operating line securing a three-year $250 million revolving asset-based loan facilitated through a syndicate of financial institutions led by GE Canada Finance Holding Company. Interest on the loan is a floating rate of prime plus 1.5%. The Pool also secured $100 million of Senior Secured Notes, which replaced $79 million in term bank debt. Interest on the Notes was set at the 1-month LIBOR rate plus 6.5%. The Notes were repayable without penalty at the option of the Pool.

- On April 6, 2005, the Pool and James Richardson International Limited (JRI) announced their agreement to jointly operate their Vancouver port terminals. The joint venture will improve operating efficiencies, increase productivity and throughput potential through the specialization of each facility and will result in better railcar utilization. The venture is awaiting regulatory approval.

- On April 14, 2005, the Pool filed the final prospectus for a $150.1 million rights offering of common shares. Under the offering, common shareholders were granted one right for each common share held. Each right entitled the holder to purchase one and one-third common shares at a price of $3.21 per share. In total, shareholders were granted 35.1 million rights to purchase 46.8 million common shares. On May 27, 2005, the transaction, which was substantially oversubscribed, closed and the Pool issued 46,762,078 new shares, bringing its total common shares issued and outstanding to 81,834,137.

- On May 27, 2005, subsequent to quarter-end, the Pool received net proceeds of approximately $142.3 million from the offering and on June 7, 2005, used $100 million to repay in full its Senior Secured Notes. The remaining proceeds are being used for general corporate purposes, primarily working capital for the purchase of grains, oilseeds, and agri-products inventory. The recapitalization and equity offering have substantially improved the Pool's balance sheet and have provided the Pool with greater financial flexibility to pursue operational and growth strategies in the future.

- The Pool's debt-to-equity ratio at April 30, 2005 was 61:39 compared to 74:26 at April 30, 2004. Assuming the recapitalization and rights offering was complete as at April 30, 2005, the Pool's debt-to-equity ratio would have been 38:62.

Quarterly Highlights:

- EBITDA of $11.5 million for the quarter exceeded last year's result by 11.7% after excluding a $1.6 million one-time capital refund recorded in last year's quarterly results.

- Cash flow from continuing operations for the quarter was $4.8 million, up from the $1.8 million generated in the third quarter last year.

- All segments posted improved sales results during the quarter with higher shipments in Grain Handling and Marketing and strong sales in Agri-products and Agri-food Processing. Consolidated sales and operating revenue increased 12.9% to $288.0 million in the third quarter of 2005 compared to $255.2 million generated in the third quarter of 2004.

- The Pool's net loss for the third quarter was $0.9 million, which compares to a loss in the third quarter of fiscal 2004 of $9.1 million.

SUMMARY OF CONSOLIDATED RESULTS

One-time Items:

The following table provides readers with additional details about one-time items that are included in the three month and nine month results for Saskatchewan Wheat Pool. This information should be considered when comparing the quarterly and year-to-date performance of the Company for fiscal 2005 and fiscal 2004.

Saskatchewan Wheat Pool
One-time Items
Table 1

Fiscal 2005	Three Months Ended October 31	January 31	April 30	Nine Months Ended April 30
	($ millions)			
Grain	0.7	0.9	0.0	1.6
Corporate	0.0	0.0	0.0	0.0
Total one-time items in EBITDA and EBIT	0.7	0.9	0.0	1.6
Tax recoveries	0.7	0.7	0.0	1.4
Tax impact of one-time items	(0.1)	(0.1)	0.0	(0.2)
	0.6	0.6	0.0	1.2
Total one-time items in net income (loss)	1.3	1.5	0.0	2.8
	(a)	(b)		

(a) - Ontario capital tax refund
(b) - settlement of a dispute and receipt of an ITC

Fiscal 2004	Three Months Ended October 31	January 31	April 30	Nine Months Ended April 30
	($ millions)			
Grain	0.0	6.5	0.0	6.5
Corporate	0.0	0.6	1.6	2.2
Total one-time items in EBITDA and EBIT	0.0	7.1	1.6	8.7
Tax recoveries	0.0	2.6	0.0	2.6
Tax impact of one-time items	0.0	(2.6)	(3.2)	(5.8)
	0.0	0.0	(3.2)	(3.2)
Total one-time items in net income (loss)	0.0	7.1	(1.6)	5.5
		(c)	(d)	

(c) - property taxes rebate and interest income on corporate income tax refund
(d) - capital refund net of income taxes

Consolidated Results:

Sales and other operating revenues for the third quarter of fiscal 2005 were $288.0 million, up 12.9% from the $255.2 million generated in the same quarter of fiscal 2004. Sales improved in all three business segments driven by stronger grain shipments, a 16.4% increase in sales from the Pool's Agri-products segment, and a 6.6% increase in Agri-food Processing sales.

For the first nine months of fiscal 2005, the Pool generated sales of $839.0 million compared to $864.8 million for the same period a year earlier. Despite a 10.1% Increase in grain shipments, sales and operating revenues were behind fiscal 2004 reflecting the impact of poor non-Board commodity prices, which were, on average, $36 per tonne lower than the previous year's period.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, was $11.5 million, up 11.7% over the previous year's quarter after excluding a one-time capital refund that was included in the $11.9 million earned in the third quarter of fiscal 2004. For the nine-month period, EBITDA was $23.4 million compared to $46.4 million last year. The primary variance between the two periods relates to lower grain margins because of poor crop quality and the late harvest, which resulted in having to pay high purchase premiums and shipping costs during the first six months.

Interest expense was $9.0 million for the quarter, including $3.0 million of non-cash interest primarily consisting of accretion associated with the Senior Subordinated Notes together with the debt component of the Convertible Subordinated Notes to March 31, 2005. For last year's third quarter, interest expense was $10.5 million, including $2.7 million of non-cash accretion. Interest expense in the first nine months of 2005 totaled $27.1 million with $8.9 million of non-cash interest primarily consisting of accretion, which compares to $29.9 million in the first nine months of last year including $7.7 million of non-cash accretion. The accretion associated with the debt component of the Convertible Subordinated Notes ceased as of March 31, 2005 when the Pool's recapitalization became effective.

Amortization for the quarter was $6.5 million compared to $6.4 million a year earlier. Total amortization for the nine months ended April 30, 2005 was $19.8 million up from the $18.4 million in the first nine months of last year.

Earnings before interest and taxes, or EBIT, for the quarter was $5.1 million compared to $4.0 million generated in the third quarter last year after excluding the one-time item recorded in 2004. On a year-to-date basis EBIT (excluding one-time items recorded in both periods) was $2.1 million compared to $19.3 million last year.

For the quarter, the loss from continuing operations was $2.1 million compared to a loss of $4.8 million last year. For the nine months, the loss from continuing operations was $18.6 million compared to a loss of $2.4 million in the first nine months of 2004.

The net loss for the third quarter was $0.9 million compared to a net loss of $9.1 million in the third quarter last year. On a year-to-date basis, the net loss was $17.4 million compared to $23.7 million in the first nine months of 2004.

In addition to the accretion associated with the Convertible Subordinated Notes, the net loss per share for the quarter and for the nine months of fiscal 2005 reflects a $33.8 million non-cash charge to retained earnings. Noteholders received a premium on their conversion rate as an inducement to convert their Notes prior to maturity. They received approximately 3.5 million more shares than they would have, had they voluntarily converted their Notes. These incremental shares were valued at $33.8 million. The following table illustrates the earnings per share before and after this adjustment:

	Fiscal 2005	Fiscal 2004
Q3 EPS, prior to accretion and inducement premium[1]	($0.05 per share)	($0.82 per share)
Q3 EPS, prior to inducement premium	($0.22 per share)	($1.26 per share)
Q3 EPS	($1.92 per share)	($1.26 per share)
YTD EPS, prior to accretion and inducement premium[1]	($1.19 per share)	($2.39 per share)
YTD EPS, prior to inducement premium	($2.13 per share)	($3.90 per share)
YTD EPS	($4.45 per share)	($3.90 per share)

[1] Up to March 31, 2005, the Pool accreted a portion of the principal value of the Convertible Subordinated Notes against retained earnings each quarter. The Notes were exchanged on March 31, 2005.

SEGMENT RESULTS

Grain Handling and Marketing:

The Pool's Grain Handling and Marketing segment shipped 1.6 million tonnes of grain and oilseeds in the third quarter of fiscal 2005, up 11.5% from the 1.4 million shipped in last year's third quarter. On a year-to-date basis, shipments totaled 4.9 million tonnes, an increase of 10.1% from the previous year. This compares favourably to the industry, which, in the first three quarters of 2005, saw shipments of the six major grains rise 4% year-over-year. Approximately 64% of the Pool's shipments for the first nine months of 2005 were made on behalf of the Canadian Wheat Board (CWB) whereas last year, 62% of shipments were CWB grains.

Producer deliveries into the Pool's primary elevators were 1.5 million tonnes during the quarter, which is up 12.2% from the third quarter last year. On a year-to-date basis, producer deliveries totaled 5.0 million tonnes versus 4.5 million tonnes for the same period a year ago. Deliveries to the Pool were up in all three provinces led by the Company's AgPro facilities in Alberta and Manitoba where grain receipts rose 41% and 13% respectively when comparing the first nine months of fiscal 2005 to the same period a year ago. Saskatchewan's deliveries in the Pool's primary marketing region were up 6.4%. This improvement reflects higher production volumes available this year and an increase in the Company's western Canadian market share from 21% last year to 23% this year. The Pool's market share in Saskatchewan at April 30, 2005 was 35%, which compares to 33% a year earlier.

Total port terminal volumes through the Pool's wholly owned export facilities were 1.0 million tonnes in the third quarter, up 135,000 tonnes or 16.4% from the third quarter of 2004. For the nine months, the Pool's wholly owned ports received 3.0 million tonnes of grains and oilseeds, 6% ahead of last year. Vancouver volumes were up 5% and Thunder Bay volumes were up 7%.

From an industry perspective, exports through licensed grain-handling facilities in the first three quarters of 2005 were down 6% year-over-year. Canadian Wheat Board's exports are behind by 3% overall while non-Board exports are down 13%.

Nine Months Ended April 30
Volumes
(in thousands of metric tonnes)

	2005	2004	Increase
Primary elevator receipts	4,966	4,497	10%
Primary elevator shipments			
CWB grains	3,176	2,778	14%
Non-Board grains & oilseeds	1,763	1,709	3%
Total primary elevator shipments	4,939	4,487	10%
Terminal operations			
Vancouver	1,972	1,876	5%
Thunder Bay	1,003	939	7%
Share of affiliates	516	378	37%
Total terminal operations	3,491	3,193	9%

The Pool's pipeline margin per tonne for the quarter was $20.68, a strong improvement from the $16.76 per tonne generated in the second quarter of fiscal 2005, but behind the $22.15 earned in the third quarter of last year. The Pool has experienced steady margin improvements since the beginning of the fiscal year when wet weather delayed harvest and limited the availability of quality grains and oilseeds.

Despite this progress, margins for the year are expected to be 10% to 15% behind the $20 to $22 average margin per tonne that is typical in a normal year. Poor crop quality, low commodity prices and an abundance of feed grain in the system are the primary factors. Average pipeline margins per tonne over the first nine months of fiscal 2005 were $17.45, in line with management's expectations. Last year, for the first nine months, the Pool generated average pipeline margins of $22.24 per tonne. The higher margins attained in fiscal 2004 reflect the early harvest and much higher quality export crops that allowed the Pool to maximize its margin potential through the entire grain pipeline.

EBITDA from the Grain Handling and Marketing segment for the quarter was $10.4 million, slightly below the $10.9 million of EBITDA generated in the third quarter of fiscal 2004. The earnings this quarter and for the remainder of the year. will continue to reflect lower margins due to poor crop quality and the late harvest. On a year-to-date basis EBITDA was $20.0 million compared to $43.4 million last year. EBIT for the quarter was $7.4 million compared to $8.2 million last year and $11.4 million for the nine months compared to $36.0 million for the same period a year ago.

Agri-products:

The Pool's Agri-products segment continued its quarter-over-quarter sales growth with consolidated sales of $66.5 million, a 16.4% increase over the third quarter of 2004. Strong demand for fertilizer and seed drove retail sales improvements. All major fertilizer product lines experienced positive sales volume growth relative to last year's quarter due to higher spring applications resulting from poor weather conditions in the fall and strong sales volumes in the month of April. Canola sales drove the seed volume improvements quarter-over-quarter.

On a year-to-date basis, the Agri-products segment generated $193.9 million in sales, up from the $182.2 million in the first nine months of 2004. The increase reflected higher fertilizer sales in the second quarter after a wet first quarter and good demand for farm supplies leading into the spring seeding period.

Segment EBITDA for the quarter was $2.9 million, more than double the $1.3 million generated in the third quarter of 2004. Year-to-date EBITDA was $4.9 million compared to $2.4 million generated in the first nine months of 2004. EBIT for the quarter was $0.7 million up from a loss of $1.1 million in the third quarter last year. On a year-to-date basis, EBIT was a loss of $2.5 million versus a loss of $4.8 million last year. The majority of the earnings in this segment are recorded in the fourth quarter given the significance of the spring selling season.

Agri-food Processing:

The Agri-food Processing segment generated sales for the quarter of $28.7 million compared to $26.9 million in sales during the third quarter of 2004. On a year-to-date basis, sales were up 6.5% to $89.7 million versus $84.2 million in the previous year. Strong demand for whole oat flour through Can-Oat drove an increase in their finished product sales in the first nine months while Prairie Malt generated higher sales compared to the previous year's period when the Company experienced abnormally low sales because of poor crop quality.

Segment EBITDA for the quarter was $3.9 million compared to $2.6 million of EBITDA earned in the third quarter of 2004. On a year-to-date basis, EBITDA was $12.8 million compared to $11.7 million for the first nine months of 2004. Both Prairie Malt and Can-Oat generated similar EBITDA improvements year-over-year, reflecting strong end-use customer demand for malt and semi-finished and finished oat products. Segment EBIT for the third quarter was $2.6 million versus the $1.3 million generated in the third quarter of fiscal 2004. For the nine months, EBIT was $9.0 million compared to $7.9 million in 2004.

Corporate Expenses:

Corporate expenses for the quarter totaled $5.7 million and included approximately $0.6 million of Saskatchewan Corporate Capital Tax that the Company now pays as a result of becoming a Canadian business corporation effective March 31, 2005. The Pool will pay approximately $2.2 million in corporate capital taxes on an annual basis, including in fiscal 2005. Last year, corporate expenses of $2.9 million for the quarter included a capital refund recorded in that period. Corporate expenses for the nine months were $14.2 million compared to $11.1 million a year earlier.

Outlook:

Seeding throughout Western Canada has been progressing and based on the June 9, 2005 Canadian Wheat Board estimate, seeding was approximately 93% complete. Seeded crops are emerging well. Moisture conditions throughout the Prairies are generally good, and recent rain in southern Alberta has provided moisture relief to that region. Manitoba has had excess moisture in a number of growing regions and as a result seeding in that province, particularly in northern and eastern areas, lags Saskatchewan and Alberta. Rainfall has delayed the completion of seeding and there is the potential that farmers will switch from canola to cereal grains like barley and oats because of the shorter growing cycles. If wet weather continues some intended acreage will not be planted. Management continues to monitor the situation.

The Pool's agri-products business has been meeting the significant demands for farm supplies required to support the spring selling season. Management is looking forward to solid performance from this segment for the fourth quarter, the period in which it typically generates the majority of its earnings.

For the grain business, the Pool's pipeline margins are consistent with management's expectations of 10% to 15% below average margins of $20 to $22 per tonne in a normal year. From a volume perspective, recent updates by the Canadian Wheat Board suggest a 15.2 million to 15.4 million tonne CWB export program for 2005, which is down approximately 6% from their original estimate of 16.3 million tonnes for the year. Agriculture and Agri-Food Canada project total non-Board exports of 6.3 million tonnes for the year. Assuming these projections hold, total Canadian Grain Commission exports will range from 21.5 to 21.7 million tonnes, which compares to 22.9 million tonnes exported in fiscal 2004.

It is expected that farmers will carry-over approximately 7.0 million tonnes of grains and oilseeds into fiscal 2006, which compares to an average carry-over of 5.0 million tonnes and actual carry-over at the end of fiscal 2004 of 4.1 million tonnes. Farmers are expected to hold commodities on farm in hopes of extracting higher prices in the new crop year and blending the remainder of this year's poorer quality crops with higher quality commodities to be harvested this fall. As a result, the higher carry-over will delay the timing of deliveries into the grain handling system, which should create higher volume potential for 2006 assuming normal production and quality levels from the 2006 harvest.

In the agri-food processing business, demand for whole grain oats is on the rise as consumers shift from the "low-carb" diet fad and become educated on the benefit of whole grains as part of a healthy diet. According to a recent national survey of Canadians, 93% recognize the importance of whole grains in their diets, yet seven out of 10 report that they did not consume enough today. Cereal manufacturers are adjusting their products to incorporate whole grains as a primary component. This trend is expected to support good demand for Can-Oat Milling products given that oats is a natural whole grain product and an excellent source of essential vitamins, minerals, fiber and naturally occurring antioxidants.

LIQUIDITY AND CAPITAL RESOURCES

A number of recent developments that occurred during the quarter ending April 30, 2005 have significantly improved the Pool's financial position and liquidity. These developments are summarized in the Highlights section of this report and in the Notes to the Consolidated Financial Statements. They include:

- the new three-year $250 million revolving asset-based loan facility which replaced an existing facility;
- $100 million of Senior Secured Notes that were issued with $79 million of the proceeds used to retire existing term bank debt; and,
- the recapitalization, including the issuance of new common shares to Class A and Class B shareholders and the exchange of $172 million of Convertible Subordinated Notes into common shares.

Subsequent to quarter end, the Pool received net proceeds of approximately $142.3 million from its rights offering and used $100 million of the proceeds to retire the Senior Secured Notes issued during the quarter.

Working Capital:

Current assets were $447 million at April 30, 2005, down by $25 million from April 30, 2004 levels. The decrease relates to the disposal of the Heartland Pork assets in the fourth quarter of fiscal 2004 and lower commodity prices overall. These were partially offset by higher levels of non-Board grain and agri-products inventories held in the system in 2005 versus 2004 and by higher levels of short-term investments held by a joint venture.

Current assets were up by $122 million over July 31, 2004 levels due to higher levels of agri-products and non-Board grain inventory, offset by a decrease in accounts receivables for CWB grain held in the country system.

Current liabilities were $332 million at April 30, 2005 down $42 million from April 30, 2004. Bank indebtedness and short-term borrowings were $75 million lower. This is primarily as a result of less reliance on operating lines due to the cash generated from a strong fourth quarter last year and a $20 million increase to the senior term debt, together with access to better trade credit. Accounts payable increased by $31 million reflecting higher Agri-products payables.

Current liabilities were up $122 million over July 31 levels due mainly to higher accounts payable resulting from the seasonal increase in agri-products demand.

Working capital was $114 million at April 30, 2005, compared to $97 million at April 30, 2004, and $114 million at July 31, 2004. Working capital was used during the nine months ended April 30, 2005, to finance capital spending of approximately $9 million and to repay approximately $5 million of long-term debt. The issuance of $100 million of Senior Secured Notes during the quarter increased working capital by $12.4 million net of the repayment of the previously existing term bank loan and refinancing costs.

Drawings on the Pool's $250 million asset backed revolving credit facility at April 30 were $52 million including $36 million related to letters of credit and similar instruments required to operate the agri-business. Availability under the facility, which is determined by reference to the level of inventories and accounts receivable, was $66 million.

Cash Flow Information:

Cash flow from continuing operations was $4.8 million for the three months ending April 30, 2005, bringing the year-to-date total to $5.5 million. During the first nine months of the previous fiscal year, the Pool's cash flow from continuing operations was $21.5 million. The variance primarily reflects lower grain handling margins due to the poor quality crop.

Capital expenditures were $8.9 million for the nine months ended April 30, 2005, up from $5.8 million in the nine months ended April 30, 2004.

Long-term Debt:

Long-term debt was approximately $248.8 million at April 30, 2005 slightly lower than at July 31, 2004. The issuance of $100 million of Senior Secured Notes and the repayment of the term bank loan increased term debt by $19.7 million over July 31, 2004 levels. Accretion on the Senior Subordinated Notes totaled $5.7 million. These increases were offset by the exchange of the Convertible Subordinated Notes for common shares, which resulted in the reclassification of $30.6 million of long-term debt into equity. The $100 million Senior Secured Notes were repaid from the proceeds of the rights offering on June 7, 2005 and will be reflected in the Pool's fourth quarter results.

No principal payments are due on the $150 million Senior Subordinated Notes until they mature on November 29, 2008. The interest rate on these Notes increases from 8% to 12% on August 1, 2005 and the prepayment penalty decreases from 104% to 102% on January 1, 2006.

The Pool's debt-to-equity ratio at April 30, 2005 was 61:39 compared to 74:26 at April 30, 2004. Assuming the recapitalization and rights offering was complete as at April 30, 2005, the Pool's debt-to-equity ratio would have been 38:62.

Pensions:

The Company has three defined benefit final-pay plans: Hourly Employees' Retirement Plan (Hourly), Out of Scope Defined Benefit Plan (OSDB) and Supplementary Executive Retirement Plan (SERP). The Hourly and the OSDB plans each have surpluses, that when combined, total $60 million, while the SERP is unfunded and the associated liability was $4 million at July 31, 2004. As well, the Company has a defined contribution plan for management employees hired after January 1, 2000 and unionized employees hired after May 1, 2001, covering 425 employees. The Company also contributes to the Grain Services Union (GSU) Pension Plan, a closed negotiated cost plan, the benefits, funding and other details of which are negotiated between the Company and the union through the regular bargaining process. The plan is closed to new members.

The GSU plan covers approximately 650 active members. The Company and employees make contributions to the plan at negotiated levels. A recent projection to April 2005 indicates an unfunded liability of $1.9 million on a going concern basis and an unfunded liability of $28 million on a solvency basis. The plan has assets of $240 million.

The going concern basis of valuation assumes that the plan continues to operate until the last pensioner is paid out. The solvency basis assumes that the plan is wound up and annuities are purchased for all pensioners at today's historically low interest rates.

The Company and the union are in discussions to resolve the issue of the unfunded liability. The Company has met all financial obligations in accordance with the pension plan and believes it has no obligation to fund the deficiencies. Annual contributions by the Company to this plan are approximately $1.3 million.

FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including weather conditions, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection and utilization levels of farm inputs such as fertilizers and crop protection products; the extent of the Company's financial leverage and funding requirements; credit risk; foreign exchange risk; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing businesses and other operations; and environmental risks and unanticipated expenditures relating to environmental and other matters.

EBITDA DATA

The EBITDA data provided herein is intended to provide further insight with respect to the Company's financial results and to supplement its information on earnings (loss) as determined in accordance with GAAP. Similar data may not be provided by other issuers and, if provided, needs to be carefully examined to determine whether it is comparable to the Company's EBITDA data.



Mayo Schmidt
Chief Executive Officer



Wayne Cheeseman
Chief Financial Officer

June 14, 2005

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED BALANCE SHEETS

(in thousands) AS AT	April 30 2005	April 30 2004	July 31 2004
	(unaudited)	(unaudited)	(audited)
ASSETS			
Current Assets			
Cash	$ 15,344	$ 589	$ 17,169
Cash in trust (Note 14b)	1,910	2,713	1,176
Assets held for sale	-	19,402	-
Short-term investments (Note 4)	29,164	19,556	25,999
Accounts receivable	119,151	131,194	164,234
Inventories	265,661	284,060	104,887
Prepaid expenses and deposits	10,787	12,701	9,810
Future income taxes	4,492	1,078	1,198
	446,529	471,293	324,473
Investments	5,162	4,947	5,051
Property, Plant and Equipment	254,516	262,176	266,842
Other Long-Term Assets (Note 5)	18,688	3,976	8,219
Future Income Taxes	95,565	80,324	95,565
	$ 820,459	$ 822,716	$ 700,150
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness (Note 6)	$ 19,470	$ 21,367	$ 29,805
Short-term borrowings (Note 7)	16,412	89,898	1,501
Members' demand loans	20,826	16,432	18,691
Members' Class A shares (Note 9)	-	1,764	1,763
Accounts payable and accrued liabilities	270,133	238,689	150,745
Long-term debt due within one year (Note 8)	5,552	6,172	7,893
	332,393	374,322	210,418
Long-Term Debt (Note 8)	246,769	262,776	251,930
Other Long-Term Liabilities	34,557	39,966	40,980
Future Income Taxes	4,892	6,530	5,944
	620,611	683,594	509,272
Shareholders' Equity			
Share capital (Note 9)	283,861	80,011	81,287
Contributed surplus	228	168	177
Convertible Subordinated Notes - equity component (Note 10)	-	125,000	128,635
Retained earnings (deficit)	(84,241)	(66,055)	(19,221)
	199,848	139,124	190,878
	$ 820,459	$ 822,716	$ 700,150

Guarantees and contingencies (Note 14)

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

(In thousands) FOR THE PERIODS ENDED (unaudited)	Three Months April 30 2005	Three Months April 30 2004	Nine Months April 30 2005	Nine Months April 30 2004
Sales and Other Operating Revenues	$ 288,016	$ 255,176	$ 839,005	$ 864,809
Cost of Sales and Expenses				
Cost of sales and operating expenses	263,006	230,386	777,546	781,678
Selling and administrative expenses	13,463	12,893	38,026	36,755
Amortization	6,485	6,352	19,762	18,355
	282,954	249,631	835,334	836,788
Earnings Before Interest and Taxes	5,062	5,545	3,671	28,021
Interest expense (Note 12)	9,044	10,475	27,105	29,892
Loss Before Corporate Taxes	(3,982)	(4,930)	(23,434)	(1,871)
Recovery (expense) of corporate taxes	1,866	134	4,795	(554)
Loss From Continuing Operations	(2,116)	(4,796)	(18,639)	(2,425)
Net Recovery (Loss) From Discontinued Operations (Note 3)	1,200	(4,345)	1,200	(21,311)
Net Loss	(916)	(9,141)	(17,439)	(23,736)
Retained Earnings (Deficit), Beginning of Period (Note 2)	(45,923)	(52,056)	(19,221)	(27,388)
Share recapitalization inducement premium (Note 8)	(33,846)	-	(33,846)	-
Accretion of equity component of Convertible Subordinated Notes (Notes 9 and 10)	(3,556)	(4,858)	(13,735)	(14,931)
Retained Earnings (Deficit), End of Period	$ (84,241)	$ (66,055)	$ (84,241)	$ (66,055)
Basic and Diluted Loss Per Share (Note 11)				
From Continuing Operations	$ (1.98)	$ (0.67)	$ (4.53)	$ (1.75)
Net Loss	$ (1.82)	$ (1.26)	$ (4.45)	$ (3.90)

SASKATCHEWAN WHEAT POOL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) FOR THE PERIODS ENDED (unaudited)	Three Months April 30 2005	Three Months April 30 2004	Nine Months April 30 2005	Nine Months April 30 2004
Cash From (Used In) Operating Activities				
Net loss from continuing operations	$ (2,116)	$ (4,786)	$ (18,639)	$ (2,425)
Add (deduct) items not involving cash				
Amortization	6,485	6,352	19,762	18,355
Future income taxes recovery	(2,157)	(608)	(4,502)	(477)
Pension (Note 13)	631	527	1,603	1,674
Non-cash interest (Note 12)	3,017	2,670	8,868	7,726
Other items	(929)	(2,354)	(1,600)	(3,314)
Cash flow from continuing operations	4,831	1,791	5,492	21,539
Changes in non-cash working capital items				
Accounts receivable	(10,285)	19,931	43,912	88,401
Inventories	(102,719)	(140,290)	(160,686)	(180,959)
Accounts payable	58,424	59,451	112,960	75,495
Prepaid expenses and deposits	10,845	7,346	(889)	(386)
Changes in non-cash working capital - continuing operations	(43,635)	(53,562)	(4,703)	(17,449)
Cash (used in) from operating activities - continuing operations	(38,804)	(51,771)	789	4,090
Cash from (used in) operating activities - discontinued operations	963	(6,181)	963	(7,484)
Cash (used in) from operating activities	(37,841)	(57,952)	1,752	(3,394)
Cash From (Used In) Financing Activities				
Proceeds of long-term debt	100,000	-	100,000	-
Repayment of long-term debt	(79,623)	(921)	(83,465)	(4,875)
(Repayment) proceeds of short-term borrowings	(2,872)	23,150	14,911	(10,120)
Proceeds (repayment) of other long-term liabilities, net	512	141	-	(3,032)
Proceeds of members' demand loans	541	2,675	2,135	7,267
Repayment of members' Class A shares	(515)	(3)	(524)	(7)
Increase in share capital	19	-	19	-
Continuance and rights offering costs	(5,353)	-	(5,353)	-
Refinancing cost	(8,838)	-	(8,838)	-
Cash used in discontinued operations	-	(108)	-	(802)
Cash from (used in) financing activities	3,871	24,934	18,884	(11,169)
Cash From (Used In) Investing Activities				
Property, plant and equipment expenditures	(2,259)	(2,235)	(8,934)	(5,799)
Proceeds on sale of property, plant and equipment	401	2,174	1,368	3,145
Decrease (increase) in cash in trust	28,785	17,191	(734)	(2,226)
Decrease (increase) in investments	17	-	(156)	-
Increase in other long-term assets	(233)	(328)	(485)	(688)
Cash provided by (used in) discontinued operations	-	95	-	(398)
Cash from (used in) investing activities	26,711	16,897	(8,941)	(5,964)
(Decrease) Increase in Cash and Cash Equivalents	(7,259)	(16,121)	11,695	(20,527)
Cash and Cash Equivalents, Beginning of Period	32,317	14,899	13,363	19,305
Cash and Cash Equivalents, End of Period	$ 25,058	$ (1,222)	$ 25,058	$ (1,222)

Cash and cash equivalents consist of cash, short-term investments and bank indebtedness.

Supplemental disclosure of cash (paid) recovered during the period from continuing operations

Interest paid	$ (7,094)	$ (7,805)	$ (19,393)	$ (22,538)
Income taxes recovered, net	$ 1,275	$ 4,008	$ 1,982	$ 338

SASKATCHEWAN WHEAT POOL INC.
SEGMENTED FINANCIAL INFORMATION
FOR THE PERIOD ENDED APRIL 30
(Unaudited and in thousands)

SALES		Three Months Ended April 30 2005		Three Months Ended April 30 2004		Nine Months Ended April 30 2005		Nine Months Ended April 30 2004
Grain Handling and Marketing	$	195,022	$	177,060	$	565,222	$	615,665
Less: Sales to Discontinued Operations		-		(1,501)		-		(5,707)
Grain Handling and Marketing		195,022		175,559		565,222		609,958
Agri-products		66,541		57,180		193,919		182,206
Agri-food Processing		28,667		26,903		89,723		84,238
Intersegment sales		(2,214)		(4,466)		(9,859)		(11,593)
	$	288,016	$	255,176	$	839,005	$	864,809

SASKATCHEWAN WHEAT POOL INC.
SEGMENTED FINANCIAL INFORMATION
FOR THE PERIOD ENDING APRIL 30
(Unaudited and in thousands)

Segment Earnings - Three Months

	April 30, 2005			April 30, 2004		
	EBITDA	Amortization	EBIT	EBITDA	Amortization	EBIT
Grain Handling and Marketing	$ 10,446	$ (3,033)	$ 7,413	$ 10,882	$ (2,651)	$ 8,231
Agri-products	2,865	(2,170)	695	1,331	(2,406)	(1,075)
Agri-food Processing	3,892	(1,282)	2,610	2,587	(1,295)	1,292
Segment Results	17,203	(6,485)	10,718	14,800	(8,352)	6,448
Corporate expenses	(5,656)	-	(5,656)	(2,903)	-	(2,903)
Per Financial Statements	$ 11,547	$ (6,485)	$ 5,062	$ 11,897	$ (6,352)	$ 5,545

Segment Earnings - Year to Date

	April 30, 2005			April 30, 2004		
	EBITDA	Amortization	EBIT	EBITDA	Amortization	EBIT
Grain Handling and Marketing	$ 19,957	$ (8,521)	$ 11,436	$ 43,380	$ (7,331)	$ 36,049
Agri-products	4,870	(7,388)	(2,518)	2,356	(7,170)	(4,814)
Agri-food Processing	12,827	(3,853)	8,974	11,741	(3,854)	7,887
Segment Results	37,654	(19,762)	17,892	57,477	(18,355)	39,122
Corporate expenses	(14,221)	-	(14,221)	(11,101)	-	(11,101)
Per Financial Statements	$ 23,433	$ (19,762)	$ 3,671	$ 46,376	$ (18,356)	$ 28,021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2005 in thousands of Canadian dollars, except as noted

1. FINANCIAL REORGANIZATION

a) Continuance

Effective March 31, 2005 a Certificate and Articles of Continuance were issued and "Saskatchewan Wheat Pool Inc." became a federal corporation governed by the Canada Business Corporations Act. Prior to March 31, 2005 the company had been incorporated by a special Act of the Saskatchewan Legislature and operated as a publicly traded co-operative.

b) Basis of Presentation – Fresh Start

The company was subject to a financial reorganization with an effective date of January 31, 2003. The company has accounted for the financial reorganization by using the principles of comprehensive revaluation (fresh start accounting) as required under Canadian generally accepted accounting principles (GAAP). Fresh start accounting necessitated the revaluation of all assets and liabilities of the company at estimated fair values and the elimination of the company's deficit.

An equity value of $178.6 million was calculated in order to establish the January 31, 2003 fresh start consolidated balance sheet. The equity value reflected management's estimate, which was based on the trading value of the company's Class B shares combined with an estimate of the fair value of the non-debt component of the company's Convertible Subordinated Notes. As a result of the reorganization and the application of fresh start accounting, the share capital of the company was reduced by $435.4 million, including $88.9 million related to the elimination of the company's deficit.

2. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements (interim financial statements) include the accounts of Saskatchewan Wheat Pool Inc., its subsidiaries and affiliated companies and have been prepared in accordance with GAAP. These interim financial statements do not include disclosures normally provided in annual financial statements and should be read in conjunction with the company's fiscal 2004 Annual Report.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the level and mix of crop inputs, and, ultimately, the financial performance of the company are highly dependent upon weather conditions throughout the crop production cycle.

The company's earnings are seasonal. Sales primarily follow weather patterns and the crop production cycle and are generally strongest in the spring when crops are seeded and in the fall when crops are harvested. Earnings in the Grain Handling and Marketing segment are generally strongest in quarter one (August – October) and quarter four (May – July) as producers deliver grain into the primary elevator system to reduce on farm storage limitations and to generate cash flow to finance seeding and harvest expenditures. Agri-products sales of crop protection products, seed and seed treatments, fertilizer and farm equipment peak in the fourth quarter when crops are seeded. Sales of crop protection products and fertilizer also occur in the first quarter, as producers prepare land before the arrival of inclement winter weather, in anticipation of spring seeding. Earnings and sales in the Agri-food Processing segment are less seasonal. Collectively, the sales patterns of the core Grain Handling and Marketing and Agri-products segments result in the fourth quarter traditionally being the strongest quarter for the company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions that the company may undertake in the future. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

The interim financial statements are based upon accounting principles consistent with those used and described in the annual financial statements, except for the following:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2005 In thousands of Canadian dollars, except as noted

Change in Accounting Policies
Effective August 1, 2004, the company adopted the new Canadian Institute of Chartered Accountants (CICA) standard regarding Asset Retirement Obligations (ARO's) (CICA Handbook section 3110). This standard applies to the recognition and measurement of legal obligations on the acquisition, construction, development or normal use of property, plant or equipment owned by the company or its affiliates. The standard requires the obligation be recognized in the financial statements in the period incurred provided a reasonable estimate of the fair value can be determined. As time passes, accretion is charged to earnings to recognize the fair value of the obligation.

Under previous generally accepted accounting principles, a joint venture, which formerly manufactured phosphate and nitrate fertilizers, recorded a reclamation provision in 1987 as its estimate of future removal and site restoration costs. The assets related to this former manufacturing operation have been retired and therefore are reflected at nil value on these statements. The previously established reclamation provision encompassed obligations related to the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks, not all of which were legal obligations as defined under CICA Handbook section 3110.

The impact of retroactively transitioning to the new ARO standard is as follows:

- No impact on reclamation provision or retained earnings at July 31, 2004 (July 31, 2003 – negligible)
- Negligible impact on earnings for the both fiscal 2005 and fiscal 2004

At April 30, 2005 the company's proportionate share of the undiscounted cash flow required to settle the ARO is approximately $15.0 million which is expected to be settled over the 2005 through 2014 period.

3. DISCONTINUED OPERATIONS

Comparative figures in these quarterly financial statements have been restated to reflect the company's exit from its Heartland Pork, Heartland Feeds and Aquaculture operations. The company does not have any continuing involvement in these operations. The results of these operations for the prior periods have been reclassified as discontinued operations, in accordance with CICA 3475 Disposal of Long-Lived Assets and Discontinued Operations.

On May 21, 2004, Heartland Pork and Heartland Feeds were sold. On July 26, 2004 the Aquaculture operation was sold. The cash proceeds from the divestitures were $22.1 million. The senior secured bank term loan was reduced by $10.3 million in the year ended July 31, 2004. The balance of the proceeds was used to reduce short-term borrowings. During the nine months ended April 30, 2005, the company repaid an additional $1.5 million of term debt upon final settlement.

The breakdown of discontinued operations presented in the consolidated statements of earnings and retained earnings (deficit) is as follows:

	Three Months Ended April 30 2005	Three Months Ended April 30 2004
Recovery (loss) before corporate taxes	$ 1,406	$ (4,316)
Corporate tax recovery (expense)		
Current	71	(29)
Future	(277)	-
Total corporate tax recovery (expense)	(206)	(29)
Net recovery (loss) from discontinued operations *	$ 1,200	$ (4,345)

	Three Months Ended April 30 2005	Three Months Ended April 30 2004
* Net recovery (loss) from discontinued operations includes:		
Sales and service revenues	$ -	$ 11,172
Impairment of long-lived assets	$ -	$ -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2005 in thousands of Canadian dollars, except as noted

	Nine Months Ended April 30 2005	Nine Months Ended April 30 2004
Recovery (loss) before corporate taxes	$ 1,406	$ (21,165)
Corporate tax expense		
Current	71	(146)
Future	(277)	-
Total corporate tax recovery (expense)	(206)	(146)
Net recovery (loss) from discontinued operations *	$ 1,200	$ (21,311)

* Net recovery (loss) from discontinued operations includes:

Sales and service revenues	$ -	$ 36,848
Impairment of long-lived assets	$ -	$ (10,700)

The earnings from discontinued operations in the three and nine months periods ended April 20, 2005 primarily reflect settlements and recoveries related to Heartland Pork.

4. SHORT-TERM INVESTMENTS

	April 30 2005	April 30 2004	July 31 2004
Subsidiaries' and proportionate share of joint ventures' short-term investments	$ 29,184	$19,556	$ 25,999

5. OTHER LONG-TERM ASSETS

	April 30 2005	April 30 2004	July 31 2004
Deferred financing costs	$ 8,898	$ -	$ -
Other	3,750	2,503	2,888
	12,648	2,503	2,888
Accumulated amortization	(848)	(137)	-
	11,800	2,366	2,888
Deferred pension assets	4,431	1,610	5,331
Deferred rights offering costs	2,457	-	-
	$ 18,688	$ 3,976	$ 8,219

Deferred financing costs are amortized over the term of the associated debt.

Deferred rights offering costs will be reclassed from other long-term assets to share capital in the last quarter of fiscal year 2005 when the rights offering is finalized

6. BANK INDEBTEDNESS

	April 30 2005	April 30 2004	July 31 2004
Saskatchewan Wheat Pool bank indebtedness	$ 17,255	$ 17,745	$ 27,560
Subsidiaries' and proportionate share of joint ventures' bank indebtedness	2,215	3,622	2,245
	$ 19,470	$ 21,367	$ 29,805

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2005 in thousands of Canadian dollars, except as noted

7. SHORT-TERM BORROWINGS

	April 30 2005	April 30 2004	July 31 2004
Saskatchewan Wheat Pool short-term borrowings	$ 15,878	$ 82,630	$ -
Subsidiaries' and proportionate share of joint ventures' short-term borrowings	534	7,268	1,501
	$ 16,412	$ 89,898	$ 1,501

The company, as part of a refinancing initiative, replaced its asset backed revolving credit facility on March 11, 2005 with a new three year $250 million senior secured asset backed revolving loan with a syndicate of financial institutions. The facility matures in March 2008 and is secured by a first charge on inventory and accounts receivable and a second charge on all other assets of the company. Interest is payable monthly at prime plus 1.5%.

At April 30, 2005 the company had outstanding letters of credit and similar instruments of $36.1 million related to operating an agri-business (April 30, 2004 - $40.4 million; July 31, 2004 - $30.6 million). These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

At April 30, 2005 availability under the revolving credit facility was $66.3 million (April 30, 2004, - $72.1 million; July 31, 2004 - $68.0 million).

Subsidiaries' and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by inventories, accounts receivable and property, plant and equipment. The company does not guarantee, nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' loans.

8. LONG-TERM DEBT

	April 30 2005	April 30 2004	July 31 2004
Senior secured term loan (a)	$ 100,000	$ 90,600	$ 80,251
Senior Subordinated Notes (b)	137,887	130,421	132,188
Convertible Subordinated Notes – debt component (c)	-	26,731	27,735
Members' term loans	4,704	4,244	4,300
Subsidiaries and proportionate share of joint Ventures' debt	11,730	16,952	15,349
	254,321	268,948	259,823
Portion due within one year			
Members' term loans	676	949	659
Senior secured bank term loan (a)	-	-	-
Subsidiaries and proportionate share of joint ventures' debt	4,876	5,223	7,234
	5,552	6,172	7,893
Total long-term debt	$ 248,769	$ 262,776	$ 251,930

(a) **Senior Secured Term Loan**
The company, as part of a refinancing initiative, replaced its Senior Secured Bank Term Loan, on March 11, 2005, with $100 million of Floating Rate Senior Secured Extendible Notes (the "Notes") with an institutional investor. These Notes are secured by a first charge on the company's fixed assets and a second charge on working capital. Interest is payable monthly at LIBOR plus 6.5%. On June 7, 2005, subsequent to the April 2005 quarter-end the company prepaid the Notes without penalty (see note 15).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2005 In thousands of Canadian dollars, except as noted

(b) Senior Subordinated Notes

- At the time of the January 31, 2003 restructuring, the Senior Subordinated Notes were recorded at estimated fair value. The company is accreting up to their $150.0 million face value through monthly present value adjustments (accretion) to the Senior Subordinated Notes with a corresponding charge to increase interest expense.
- Interest is payable monthly into a trust and distributed quarterly. Prior to July 31, 2005, interest is at 8% of the face value, thereafter interest is at 12%. The face value at April 30, 2005 is $150.0 million (April 30, 2004 - $150.0 million; July 31, 2004 - $150.0 million).
- No principal payments are required until maturity on November 29, 2008.
- The company may redeem the Notes prior to maturity at the following premiums of the principal amount then outstanding: 104% from January 1, 2005 to December 31, 2005; 102% from January 1, 2006 to December 31, 2006; and 101% from January 1, 2007 to November 28, 2008.
- Secured by a second ranking charge against the company's assets – subordinate to the revolving credit facility and the $100 million Senior Secured Notes and ranking equally with the members' demand loans and members' term loans.

(c) Convertible Subordinated Notes

The Convertible Subordinated Notes were converted on March 31, 2005 into a new class of common shares. The remainder of the points in this section provides some of the historical background applicable to the comparative Convertible Subordinated Note information provided in these statements.

- At the time of the January 31, 2003 restructuring the company separated the Convertible Subordinated Notes into their debt and equity components, according to their substance. The debt component was estimated at the present value of the cash interest expected to be paid in accordance with the threshold test mentioned below. The company was accreting up to that initial estimate through monthly present value adjustments (accretion) to the Convertible Subordinated Notes with a corresponding charge to increase interest expense. The equity component was being accreted such that the value as of November 29, 2008 (the day before the company's conversion right) will reflect the face value and accrued interest not paid in cash of the remaining, unconverted, Convertible Subordinated Notes. This accretion was recorded as a reduction of retained earnings (deficit).
- As part of the March 31, 2005 conversion the former Class B shares were consolidated at a rate of 1 new common share for 20 Class B shares and the Convertible Subordinated Noteholders agreed to exchange their Notes at the rate of 131.58 new common shares per $1,000 of principal. Prior to March 31, 2005, the Convertible Subordinated Notes were convertible by the holder into Class B non-voting shares of the company at the pre 1:20 share consolidation rate of approximately 2,227.2 shares (111.36 shares post conversion) per $1,000 of Note principal at any time prior to November 30, 2008. Under the new conversion rate the Convertible Subordinated Noteholders incrementally received approximately 3.5 million more shares than under the former conversion rate. These incremental shares were valued at $33.8 million and are reflected as part of the share conversion outlined in note 9, as well as an offsetting charge to retained earnings.

A continuity of the debt component of the convertible notes is:

Convertible Subordinate Notes – debt component – July 31, 2004	$ 27,735
Interest Accretion	2,863
Convertible Subordinated Notes – debt component – March 31, 2005	30,598
Refinance conversion	(30,598)
Convertible Subordinated Notes – debt component – April 30, 2005	$ -

(d) Other

- The sale of certain collateral for proceeds in excess of $10 million would necessitate a partial redemption of the Senior Subordinated Notes until redeemed in full.
- Members' term loans are secured and consist of one-year to seven-year loans with former Class A shareholders and employees. Interest is payable semi-annually at interest rates which vary from 5.2% to 9.0%.
- The subsidiaries' and the proportionate share of joint ventures' debts bear interest at fixed and variable rates. The debts mature in years 2005 to 2007. The debts are secured by certain assets and some are subject to meeting certain covenants.
- The company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint venturers' debts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2005 In thousands of Canadian dollars, except as noted

9. SHARE CAPITAL

On February 7, 2005, the company's Board approved a proposed recapitalization of its Class A Voting Shares and Class B Non-voting Shares and Convertible Subordinated Notes and a subsequent rights offering to all Common Shareholders. On February 21, 2005, the required majority of delegates, representing the former Class A Shareholders, approved the company's recapitalization plan. Through separate meetings on March 23, 2005 both the former Class B Non-voting Shareholders and Convertible Subordinated Noteholders approved the recapitalization plan. The recapitalization plan included:

- The continuance of the company as a business corporation under the *Canada Business Corporations Act* involving the consolidation of the Class "A" Voting Shares and the Class "B" Non-voting Shares of the company into one new class of common shares. The Class "A" Shareholders were entitled to receive 3.62 new common shares or $25 in cash while the Class "B" Shareholders received one new common share for every 20 Class "B" Non-voting Shares they held.
- The early conversion of the company's Convertible Subordinated Notes into the new class of common shares. The Convertible Subordinated Notes were exchanged for 131.58 common shares per $1,000 of principal.

On April 22, 2005, after the continuance, 35,071,559 rights were issued to the holders of all Common Shares of record. The rights were issued for nil consideration with an expiration date of May 24, 2005. Each right entitled the holder the right to purchase, at a discount, one and one-third additional common shares in the company at the subscription price of $3.21 per share.

The following table summarizes the Common Voting, Member Class A Voting and Class B Non-voting share capital for the nine-month periods ended April 30, 2005 and April 30, 2004. The number of Class B Non-voting shares issued and outstanding have been restated to reflect the one for twenty share consolidation.

CLASS A VOTING SHARES

Previously Authorized until March 31, 2005
Unlimited Class A Voting Shares par value $25.

Class A voting shares were held by farmer-members and were redeemable at the option of the shareholder at their par value.

CLASS B NON VOTING SHARES

Previously Authorized until March 31, 2005
Unlimited Class B Non-voting shares.

COMMON VOTING SHARES

Authorized
Unlimited Common Voting Shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2005 In thousands of Canadian dollars, except as noted

	Common Voting Shares		Class A Voting Shares		Class B Non-voting shares	
	Number*	Amount $	Number*	Amount $	Number*	Amount $
Balance, July 31, 2003	-	$ -	71,658	$ 1,791	8,605,352	$ 59,417
Net Redemptions \ Conversions	-	-	(297)	(7)	2,840,821	20,594
Balance, April 30, 2004	-	-	71,361	1,784	11,446,173	80,011
Net Redemptions \ Conversions	-	-	(35)	(1)	164,765	1,276
Balance, July 31, 2004	-	-	71,326	1,783	11,610,938	81,287
Net Redemptions	-	-	(20,947)	(524)	683,913	5,611
Management Options exercised	-	-	-	-	2,606	16
Conversion of Class A shares	182,371	1,259	(50,379)	(1,259)	-	-
Conversion of Class B Shares	12,297,457	86,914	-	-	(12,297,457)	(86,914)
Continuance costs	-	(5,518)	-	-	-	-
Conversion of Convertible Subordinated Notes – (see notes 8 & 10)	22,591,731	**201,203	-	-	-	-
Management Options exercised	500	3	-	-	-	-
Balance, April 30, 2005	35,072,059	$283,861	-	$ -	-	$ -

*number of shares are not shown in thousands
**Dollar value includes
Convertible Subordinated Notes

-Equity component	$136,759
-Debt component	30,598
-Inducement premium	33,846
	$201,203

10. CONVERTIBLE SUBORDINATED NOTES – EQUITY COMPONENT

As depicted in notes 8 & 9, the convertible subordinated notes were converted into common voting shares on March 31, 2005.

Balance at July 31, 2003	$ 130,663
Accretion to retained earnings	14,931
Conversions in the nine months ended April 30, 2004 with a face value of $25.5 million (see note 9)	(20,594)
Balance at April 30, 2004	125,000
Accretion to retained earnings	4,911
Conversions in the three months ended July 31, 2004 with a face value of $1.5 million (see note 9)	(1,276)
Balance at July 31, 2004	128,635
Accretion to retained earnings	13,735
Conversions in the nine months ended April 30, 2005 with a face value of $6.1 million (see note 9)	(5,611)
Balance at March 31, 2005	$ 136,759
Recapitalization Conversions, with a face value of $171.7 million, into Common Voting Shares (see note 9)	(136,759)
Balance at April 30, 2005	$ -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2005 in thousands of Canadian dollars, except as noted

11. EARNINGS (LOSS) PER SHARE

	Three Months Ended April 30 2005	Three Months Ended April 30 2004
Net loss	$ (916)	$ (9,141)
Less: Net loss from continuing operations	(2,116)	(4,796)
Recovery (Loss) from discontinued operations (numerator – discontinued operations)	$ 1,200	$ (4,345)
Net loss from continuing operations	$ (2,116)	$ (4,796)
Share recapitalization inducement premium	(33,846)	-
Accretion of equity component of Convertible Subordinated Notes	(3,556)	(4,858)
Numerator – continuing operations	$ (39,518)	$ (9,654)
Net loss	$ (916)	$ (9,141)
Share recapitalization inducement premium	(33,846)	-
Accretion of equity component of Convertible Subordinated Notes	(3,556)	(4,858)
Numerator – net loss	$ (38,318)	$ (13,999)
Denominator for basic and diluted per share amounts:		
Weighted average number of shares outstanding	19,916	11,097
Basic and diluted earnings (loss) per share:		
Continuing operations	$ (1.98)	$ (0.87)
Discontinued operations	$ 0.06	$ (0.39)
Net loss	$ (1.92)	$ (1.26)

	Nine Months Ended April 30 2005	Nine Months Ended April 30 2004
Net loss	$ (17,439)	$ (23,736)
Less: Net loss from continuing operations	(18,639)	(2,425)
Recovery (Loss) from discontinued operations (numerator – discontinued operations)	$ 1,200	$ (21,311)
Net loss from continuing operations	$ (18,639)	$ (2,425)
Share recapitalization inducement premium	(33,846)	-
Accretion of equity component of Convertible Subordinated Notes	(13,735)	(14,931)
Numerator – continuing operations	$ (66,220)	$ (17,356)
Net loss	$ (17,439)	$ (23,736)
Share recapitalization inducement premium	(33,846)	-
Accretion of equity component of Convertible Subordinated Notes	(13,735)	(14,931)
Numerator – net loss	$ (65,020)	$ (38,667)
Denominator for basic and diluted per share amounts:		
Weighted average number of shares outstanding	14,620	9,921
Basic and diluted earnings (loss) per share:		
Continuing operations	$ (4.53)	$ (1.75)
Discontinued operations	$ 0.08	$ (2.15)
Net loss	$ (4.45)	$ (3.90)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2005 in thousands of Canadian dollars, except as noted

There is no dilutive effect from the rights offering and the exercise of options related to the New Members' and Management Stock Option Plans due to the loss incurred by the company. The weighted average number of shares outstanding has been restated, for all periods ending prior to March 31, 2005, to reflect the 1 for 20 share consolidation that was part of the March 31, 2005 conversion process outlined in note 9.

12. INTEREST EXPENSE

	Three Months Ended April 30 2005	Three Months Ended April 30 2004
Saskatchewan Wheat Pool interest	$ 6,101	$ 7,766
Saskatchewan Wheat Pool non-cash accretion and amortization	3,017	2,670
Subsidiaries and proportionate share of joint ventures' interest	(74)	39
	$ 9,044	$ 10,475

	Nine Months Ended April 30 2005	Nine Months Ended April 30 2004
Saskatchewan Wheat Pool interest	$ 18,251	$ 22,057
Saskatchewan Wheat Pool non-cash accretion and amortization	8,868	7,726
Subsidiaries and proportionate share of joint ventures' interest	(14)	109
	$ 27,105	$ 29,892

13. POST EMPLOYMENT BENEFITS

a) The company's net benefit cost related to defined benefit pension plans and retiring allowances is $0.5 million for the three months ended April 30, 2005 (three months ended April 30, 2004 - $0.5 million) and $1.6 million for the nine months ended April 30, 2005 (nine months ended April 30, 2004 - $1.7 million). The company's contribution expense related to defined contribution pension plans is $0.9 million for the three months ended April 30, 2005 (three months ended April 30, 2004 - $0.8 million) and $2.4 million for the nine months ended April 30, 2005 (nine months ended April 30, 2004 - $2.3 million).

b) The company contributes to the Grain Services Union Pension Plan, a closed negotiated cost plan and accounts for this plan as a defined contribution plan. A recent actuarial projection indicates an unfunded liability on a going concern basis of $1.9 million, and a solvency deficiency of $28 million. The company has met all financial obligations in accordance with the pension plan and believes it has no obligation to fund the deficiencies, other than annual contributions of approximately $1.3 million.

14. GUARANTEES AND CONTINGENCIES

a) Banking letters of credit and similar instruments – see note 6.

b) Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to customers of the company (producers). Loans are stratified based on programs years. Producer loans are generally due to this financial institution on January 31 following the program year. Loans under the programs are secured by a general security agreement granted by the customer covering the crop and farm assets.

The company collects loan payments from producer customers in trust for this financial institution and forwards collections the next business day.

Under the agreement, the company has agreed to reimburse this financial institution for loan losses in excess of a reserve (see the table below). Reimbursement amounts are payable to this financial institution at the end of December or eleven months following the due date of the producers' loan. The company expects that loan losses in excess of those provided for in these financial statements will not be significant. When payments for delinquent accounts are made to the financial institution with respect to this program, the delinquent account is assigned to the company and the company is then to collect the amounts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2005 in thousands of Canadian dollars, except as noted

payable by the customer. Subsequent collections of these delinquent accounts are allocated to the company and the financial institution in accordance with each parties prorated share of the collection proceeds.

	Producer Due Date - January 31	Company Reimbursement Date - December 31	April 30 2005 Producer Balance Outstanding	April 30 2004 Producer Balance Outstanding	July 31 2004 Producer Balance Outstanding
2003 loan program	2004	2004	$ -	$ 8,200	$ 4,652
2004 loan program	2005	2005	16,188	49,456	157,940
2005 loan program	2006	2006	60,331	-	-
			$ 76,519	$ 57,656	$ 162,592

	April 30 2005	April 30 2004	July 31 2004
Total company provision	$ 6,022	$ 3,598	$ 8,312
Portion due within one year	(4,502)	(2,683)	(3,810)
Long-term portion	$ 1,520	$ 915	$ 4,502

15. SUBSEQUENT EVENTS

On May 27, 2005 Saskatchewan Wheat Pool Inc. issued 46,762,078 shares under the rights offering described in note 9, generating net proceeds of $142.3 million.

The Pool has repaid in full the $100 million of Senior Secured Notes with the proceeds from the share issuance. The remaining proceeds will be used for general corporate purposes, primarily working capital for the purchase of grains, oilseeds and agri-products inventory.

The April 30, 2005 balance sheet adjusted to reflect the issuance of the Common Shares associated with the Rights Offering and the application of the net proceeds is shown below.



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – April 30, 2005 in thousands of Canadian dollars, except as noted

(in thousands)		Prior to Rights Offering		Adjustments		After Rights Offering
ASSETS						
Current Assets						
Cash	$	15,344	$	150,106 (a) (5,322) (a) (100,000) (b)	$	60,128
Cash in trust		1,910				1,910
Short-term investments		29,184				29,184
Accounts receivable		119,151				119,151
Inventories		265,661				265,661
Prepaid expenses and deposits		10,787				10,787
Future income taxes		4,492				4,492
		446,529		44,784		491,313
Investments		5,162				5,162
Property, Plant and Equipment		254,515				254,515
Other Long-Term Assets		18,688		(2,457) (a) (4,122) (c)		12,109
Future Income Taxes		95,565				95,565
	$	820,459	$	38,205	$	858,664
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current Liabilities						
Bank indebtedness	$	19,470			$	19,470
Short-term borrowings		16,412				16,412
Members' demand loans		20,826				20,826
Members' Class A shares		-				-
Accounts payable and accrued liabilities		270,133				270,133
Long-term debt due within one year		5,552				5,552
		332,393		-		332,393
Long-Term Debt		248,769		(100,000) (b)		148,769
Other Long-Term Liabilities		34,557				34,557
Future Income Taxes		4,892				4,892
		620,611		(100,000)		520,611
Shareholders' Equity						
Share capital		283,861		150,106 (a) (7,779) (a)		426,188
Contributed surplus		228				228
Convertible Subordinated Notes - equity component		-				-
Retained earnings (deficit)		(84,241)		(4,122) (c)		(88,363)
		199,848		138,205		338,053
	$	820,459	$	38,205	$	858,664

(a) Reflects the rights offering including share capital subscribed and associated closing costs

(b) Reflects repayment of the $100 million of Senior Secured Notes

(c) Reflects write off of costs associated with completing the financing of the $100 million Senior Secured Notes

16. COMPARATIVES

Certain prior period amounts have been reclassified in order to conform with current period classifications.

Form F52-109F2 – Certification of Interim Filings

I, Mayo Schmidt, Chief Executive Officer of Saskatchewan Wheat Pool Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool Inc. (the issuer) for the interim period ending April 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 14, 2005



Mayo Schmidt
Chief Executive Officer

Form F52-109F2 – Certification of Interim Filings

I, Wayne Cheeseman, Chief Financial Officer of Saskatchewan Wheat Pool Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool Inc.(the issuer) for the interim period ending April 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 14, 2005



Wayne Cheeseman
Chief Financial Officer



Saskatchewan Wheat Pool
Head Office, 2625 Victoria Avenue, Regina, Sask. S4T 7T9

June 14, 2005

ATTENTION: Provincial Securities Commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, Toronto Stock Exchange

SUBJECT: **Confirmation of Mailing – Saskatchewan Wheat Pool Quarterly Financial Statements – the Period Ending April 30, 2005**

Saskatchewan Wheat Pool issued a news release regarding its third quarter financial statements for the period ending April 30, 2005 on June 14, 2005. The newswire service, Canadian Corporate News issued the news release as required by the Timely Disclosure Rules.

On June 14, 2005, Saskatchewan Wheat Pool distributed the interim financial statements for the period ending April 30, 2005, to its known registered and non-registered shareholders that completed, signed and returned the interim report reply card. Electronic copies of the financial statements, M D & A, press release and Certifications of Interim Filings F52-109F2, along with this letter were filed electronically with provincial securities commissions and the Toronto Stock Exchange through SEDAR.

"C. Vancha"

Colleen Vancha, Vice-President
Investor Relations & Communications

cc: Wayne Cheeseman, Chief Financial Officer
Ray Dean, General Counsel, Corporate Secretary

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CONNECTION ID	
ST. TIME	06/15 13:54
USAGE T	03'40
PGS. SENT	4
RESULT	OK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

FAX TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:

Date: June 14, 2005

Name: Mr. Chip Patterson, Esq.

Organization: MacKenzie Patterson Fuller, Inc.

Telecopier Number: 925-631-9119

Total Number of Pages, Including Cover Sheet: 4

Document: United Investors Income Properties, L.P.

FROM:

Mara L. Ransom

Telephone Number: (202) 551-3264
Telecopier Number: (202) 772-9203

If you do not receive all pages, please telephone the above number for assistance.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Foster's Multi-Currency Facility Oversubscribed"

Released: 16 June 2005

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

16 June 2005

Foster's £525 million Multi-Currency Facility Oversubscribed

First Stage of Southcorp Refinancing Completed

Foster's Group Limited (Foster's) today announced it had successfully completed the first stage of its refinancing of the A$2.7 billion bridge facility put in place to fund the acquisition of Southcorp Limited (Southcorp).

The new facility, a £525 million Syndicated Multi-Currency Revolving Facility, is split between 1, 3 and 5 year tranches which Foster's can draw in Sterling, U.S. dollars, Australian dollars and Euro.

The bank debt market was initially approached for a £425 million facility which was oversubscribed by more than two times by a bank group comprised of leading Australian and international banks. Foster's elected to take an additional £100 million of oversubscriptions.

Both Foster's and the Joint Lead Arrangers (Citigroup, Commonwealth Bank of Australia and Westpac Banking Corporation) were delighted by the result.

Pete Scott, Chief Financial Officer said "Foster's is very pleased with the support from the banking syndicate which demonstrated strong market acceptance of the Southcorp acquisition strategy and the underlying credit profile of the Foster's group. We intend to refinance the entire A$2.7 billion acquisition bridge facility through this £525 million facility and other debt sources."

The lowering of Foster's credit rating by S&P two days before commitments were due had no impact on the volume received from the banks and very competitive pricing was achieved.

This announcement does not constitute an offer of securities for sale in Australia, the United States, or any other jurisdiction. Any securities described in this announcement may not be offered or sold in the United States absent registration under the U.S. securities laws.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2233

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623